

16012957

EDSTATES
{CHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- A013620-J

29393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heitman Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 NORTH WACKER DRIVE - SUITE 2500
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS D. McCARTHY, MANAGING DIRECTOR
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 EAST RANDOLPH DRIVE, SUITE 5500	CHICAGO	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS D. McCARTHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



"OFFICIAL SEAL"
Jennifer Escobarete
Notary Public, State of Illinois
My Commission Expires 1/27/2019

Signature

MANAGING DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Members
Heitman Securities LLC:

We have reviewed management's statements, included in the accompanying Heitman Securities LLC's Exemption Report (the Exemption Report), in which (1) Heitman Securities LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i), (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 29, 2016

COPY

HEITMAN
A REAL ESTATE INVESTMENT MANAGEMENT FIRM

Heitman Securities LLC's Exemption Report

Heitman Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2015 from January 1, 2015 to December 31, 2015 without exception.

Heitman Securities, LLC

I, Thomas D. McCarthy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Secretary

February 26, 2016

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
Heitman Securities LLC.:

We have audited the accompanying statement of financial condition of Heitman Securities LLC (the Company) (a wholly owned subsidiary of Heitman Financial Services LLC) as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heitman Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 29, 2016

Financial Statements

Statement of Financial Condition, December 31, 2015

Assets		
Cash and cash equivalents	$	67,800
Due from Parent		57,285
Investment in stock		17,451
Other assets		8,469
Total assets	**$**	**151,005**
Member's Equity		
Member's equity	$	151,005
Total member's equity	**$**	**151,005**

See accompanying notes to financial statements.

Statement of Operations, Year ended December 31, 2015

Revenue:		
Gain on investment	$	3,063
Total revenue		3,063
Expenses:		
Audit fees		15,996
Legal fees		5,396
Annual license fees		3,670
Corporate allocation		40,800
Other		4,619
Total expenses		70,481
Net loss	$	(67,418)

See accompanying notes to financial statements.

Statement of Changes in Member's Equity, Year ended December 31, 2015

Balance – December 31, 2014	$	218,423
Net loss		(67,418)
Balance – December 31, 2015	**$**	**151,005**

See accompanying notes to financial statements.

Statement of Cash Flows, Year ended December 31, 2015

Cash flows used in operating activities:		
Net loss	$	(67,418)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in due from Parent		69,266
Increase on investment in stock		(3,063)
Decrease in other assets		105
Net cash used in operating activities		(1,110)
Net decrease in cash and cash equivalents		(1,110)
Cash and cash equivalents at beginning of year		**68,910**
Cash and cash equivalents at end of year	**$**	**67,800**

See accompanying notes to financial statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

(a) Organization

Heitman Securities LLC (the Company) is a wholly owned subsidiary of Heitman Financial Services LLC (HFSL), which is a wholly owned subsidiary of Heitman LLC (HLLC), a limited liability company with two members. The members of HLLC are Old Mutual (HFL) Inc., a wholly owned subsidiary of Old Mutual (US) Holdings Inc., and KE I LLC, a limited liability company consisting of employees of HLLC. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company earns fees from affiliates for services it provides as a placement agent with respect to marketing interests in limited partnerships and similar vehicles sponsored by such affiliates.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, including an investment in a money market account, to be cash equivalents.

(d) Revenue Recognition

Fees from affiliates for services it provides as a placement agent with respect to marketing limited partnerships and similar vehicles sponsored by such affiliates are recognized when all obligations for performance in connection with the related transactions have been satisfied by the parties involved. Revenue also includes gain or loss on investments.

2. Income Taxes

The Company is a single-member limited liability company. No provision for income taxes is made in the accompanying financial statements since the Company is treated as a disregarded entity for income tax purposes. HFSL, the sole member of the Company, is also a disregarded entity for income tax purposes. Therefore, the members of HLLC, a partnership, would be responsible for recording the Company's income (loss) on their income tax returns. The Company had no unrecognized tax benefits as of or during the year ended December 31, 2015.

3. Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(i). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as

those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2015, the Company had net capital of $81,777, which was $76,777 in excess of its required capital of $5,000. The Company did not have any indebtedness at December 31, 2015.

5. Fair Value of Financial Instruments

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value as it is based upon closing prices. Pursuant to Financial Accounting Standards Board Accounting Standard Codification 820, Fair Value Measurements, the Company values its investment in stock using market quotations that are considered to be Level 1 inputs. Level 1 inputs are defined as unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. Additionally, pursuant to ASC 940, Financial Services – Broker and Dealer, gains and losses that are composed of both realized and unrealized gains and losses shall be presented net in the statement of operations.

6. Transactions with Affiliates

(a) Due from Parent

On February 26, 1999, the Company made a noninterest-bearing loan to HFSL. This loan totaled $322,699 as of December 31, 2014 and was transferred in full to HLLC as of December 31, 2015 in a non-cash transfer.

In addition, the Company had a balance due to HLLC of $196,148 as of December 31, 2014 for costs incurred by the Company but paid by HLLC. During 2015, an additional $69,266 in costs were incurred. The balance due to HLLC was reduced by the $322,699 loan transfer as described above. The Company has a balance due from HLLC of $57,285 as of December 31, 2015. This balance is reflected as due from Parent in the accompanying statement of financial condition.

The Company has been registered with the State of California since 1999, and has been found to not have paid the required yearly tax payments of $800 to the corresponding Franchise Tax Board. As of December 31, 2015, there were unrecorded tax liabilities outstanding of $800 incurred for 2015 and an estimated cumulative balance of $15,000 incurred for the period 1999 through 2014, which includes the corresponding interest and penalties due. The estimated balance due is deemed to be reasonable based on correspondence with the Franchise Tax Board, and will be finalized during 2016. The Parent has agreed to assume this liability and reimburse the taxes.

(b) Corporate Allocation

In addition to specific operating expenses incurred by the Company and charged directly to operations, certain compensation and occupancy costs are incurred in common for the Company by HLLC. Pursuant to an agreement with HLLC, effective January 1, 2013, the Company is allocated a share of these costs as follows:

Overhead costs:		
Wages and related expenses	$	6,490
Professional fees		342
Telephone		171
Office supplies		128
Equipment rental and repairs		128
Insurance and taxes		213
Postage and freight		85
Miscellaneous other		128

Rent	683
Depreciation and amortization	172
Total overhead allocated	8,540
Compliance coordinator	25,428
AML compliance activities	6,832
Total annual charges	$ 40,800

These costs are considered noninterest-bearing loans that are repayable on demand but in no event later than December 31, 2018. The $40,800 of allocated costs for 2015 are included in the $69,266 total costs incurred as described above, and served to reduce the due from Parent.

In the opinion of management, the aforementioned corporate allocation is believed to be reasonable; however, the allocated costs are not necessarily indicative of the expenses the Company may have incurred on its own account.

7. Commitments and Contingencies

In the ordinary course of business, there are various claims and lawsuits brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

8. Subsequent Events

Subsequent to December 31, 2015 and through February 29, 2016, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

Supplementary Schedules

Schedule I – Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, December 31, 2015

Total member's equity	$	151,005
Less nonallowable assets		65,754
Net capital before haircuts		85,251
Haircuts on exempt securities (cash equivalents)		856
Haircuts on other securities		2,618
Net capital		81,777
Net capital required (the greater of $5,000 or 6⅔% of aggregate indebtedness)		5,000
Excess net capital	**$**	**76,777**
Aggregate indebtedness	$	—
Ratio of aggregate indebtedness to net capital		—

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015, which was filed on January 27, 2016.

See accompanying report of independent registered public accounting firm.

Schedule II – Computation for Determination of Customer Reserve Requirements and PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, December 31, 2015

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

Schedule III – Information Related to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, December 31, 2015

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.